EXHIBIT 99.2

Press Release dated December 23, 2002

Sprint Canada encouraged by CRTC pro-competitive stance as
reflected in today’s interim rate decision for digital network access

Sprint Canada encouraged by CRTC pro-competitive stance as reflected in today’s interim rate decision for digital network access Third regulatory decision in recent weeks that supports fair and sustainable competition en Français

(Toronto, Ontario), December 23, 2002 — Sprint Canada, a Call-Net Enterprises Inc. (TSE: FON, FON B) company today commended the Canadian Radio-television Telecommunication Commission’s (CRTC) decision (CRTC 2002-78), establishing interim competitor digital network access (DNA) service rates. The decision will reduce Sprint Canada’s carrier costs by $20 — 25 million annually.

“With today’s decision we have now achieved the level of savings envisioned by the CRTC as a result of the price cap decision seven months ago,” said Bill Linton, president and chief executive officer of Sprint Canada’s parent company Call-Net Enterprises. “However, we continue to believe that even greater reductions are warranted before we achieve a level telecommunications playing field in this country. We encourage the CRTC to move swiftly in making decisions with respect to expanding the services covered by the DNA tariff, the costing proceedings and other matters currently before the Commission.”

Today’s decision is part of a follow-up proceeding to the Commission’s May 2002 price cap decision. As part of the price cap decision, incumbent local exchange carriers (ILECs) were ordered to file cost studies for providing digital network service access. The filings showed that the ILECs cost of providing DNA service components was significantly below the rates charged to competitive local exchange carriers (CLECs) such as Sprint Canada. Sprint Canada petitioned the CRTC to establish interim rates so that the reductions could be passed along to CLECs prior to the conclusion of the proceedings, several months from now.

“While this is the third major regulatory victory for CLECs in as many weeks, we believe that continued regulatory action is required in order to overcome the advantages of incumbency and develop a healthy competitive telecommunications environment,” added Linton. “A competitive local telephone service market will not develop quickly based on the conditions in place today. The CRTC must make pro-competition decisions.”

In recent weeks the CRTC has issued two other significant decisions signaling its intention to ensure that the regulatory framework supports competition in the telecommunications market.

On December 5th the Commission ordered Bell Canada to obey local service marketing restrictions known as win back rules and to ensure that, during the restricted period, its sales staff no longer contact customers who are changing local service providers. In addition, Bell was ordered to inform the CRTC within 60 days of the measures it will take to prevent further violations of the win back rules.

In another recent decision, Bell Canada was found to have breached bundling rules when it provided certain services through Bell Nexxia without obtaining Commission approval. The CRTC has directed Bell Canada to file tariffs with respect to those arrangements and to provide the Commission with additional information about other bundling arrangements involving Bell Canada and Bell Nexxia or other Bell Canada affiliates. This will allow the CRTC to determine if additional measures may be required. This decision applies equally to all other ILECs and their in-region affiliates.

“We believe that Bell Canada and other ILECs will comply with these orders and do justice to both the spirit and intent of these rules,” added Linton.

Today’s announcement which is retroactive to June 1 will impact Call-Net’s Q4 financial results. As a result the Company will be adjusting its previously stated financial target for Q4.

Sprint Canada is a national provider of residential and business telecommunications services. It is the only CLEC offering residential consumers a choice of local service provider nationally. The Company began offering residential telephone service in May 2001 and has over 150,000 local service lines across the country. Service is available in 12 major markets including Vancouver, Calgary, Oakville, Guelph, Kitchener, Hamilton, Toronto, Mississauga, Brampton, Oshawa, Montreal and Ottawa.

About Call-Net Enterprises Inc. and Sprint Canada Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 125 co-locations in 10 Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Call-Net Investors:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Media contact: Irene Panos Corporate Communications 416-718-6408 or 416-718-6445 ipanos@sprint-canada.com	Investor Relations contact: John Laurie Investor Relations (416) 718-6245 jlaurie@sprint-canada.com